[Radiant Systems, Inc. Letterhead]

May 17, 2005

Via Facsimile (202-942-9544) and Edgar Correspondence

Securities and Exchange Commission

Judiciary Plaza, Stop 4-8

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Hugh Fuller

RE:	Radiant Systems, Inc.

Registration Statement on Form S-3

Registration No. 333-123549

Dear Mr. Fuller:

Pursuant to the provisions of Rule 461, the Registrant, Radiant Systems, Inc., hereby requests acceleration of the effective date of the above-referenced Registration Statement to 10:00 a.m. Eastern Time on Thursday, May 19, 2005, or as soon as practicable thereafter.

The Registrant acknowledges that it is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed offering of the securities specified in the above referenced Registration Statement.

Very truly yours, RADIANT SYSTEMS, INC.

By:	/s/ Jamie Graves
Jamie Graves Director of Legal Affairs